EXHIBIT 99.1

MAG Silver Reports First Quarter Production From Juanicipio

VANCOUVER, British Columbia, April 28, 2021 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) is pleased to report 2021 first quarter production of underground development material from the Juanicipio Project (56% / 44% joint venture between Fresnillo plc (“Fresnillo”) and MAG Silver). As reported to MAG by the project operator Fresnillo, 36,395 tonnes of development material were processed during the quarter ended March 31, 2021. On a 100% basis, total production for the quarter based on provisional estimates before liquidation adjustments from the prior quarter, totaled 462,321 silver ounces and 697 gold ounces (attributable to MAG: 203,421 ounces of silver and 307 ounces of gold). The associated lead and zinc production will be reported with MAG’s first quarter filings.

The development material is being processed through the nearby Fresnillo processing plant (100% owned by Fresnillo) with the lead (silver rich) and zinc concentrates treated at market terms under off-take agreements with Met-Mex Peñoles, S.A. de C.V. in Torreón, Mexico. The revenue from this production, net of processing and treatment charges, will be used by the joint venture to offset initial project capital cash requirements.

“We’ve now successfully milled approximately 108,000 tonnes of development material at the Fresnillo plant since early August of 2020 generating cash-flow to help offset capex, gaining valuable metallurgical understanding, and providing confidence for the high stope grades expected once full scale mining production commences,” said George Paspalas, MAG Silver’s President and CEO. “We’ll continue to see these benefits through to Q4 2021 when we transition to the Juanicipio processing facility.”

Project development and construction of the Juanicipio processing plant is making good progress at site, with the plant still expected to commence commissioning in Q4-2021 according to Fresnillo, the operator. Mineralized material from development will continue to be batch processed on commercial terms at a targeted rate of 16,000 tonnes per month at the Fresnillo plant until the Juanicipio plant is commissioned. Construction photos are available at https://magsilver.com/projects/photo-gallery/#photo-gallery.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 38 years of relevant experience focused on ore deposit exploration worldwide. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG.

About MAG Silver Corp. (www.magsilver.com )

MAG Silver Corp. (MAG: TSX / NYSE A) is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a Joint Venture partnership with Fresnillo Plc (56%), the Operator. Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, and the Joint Venture is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant which is expected to commence commissioning in Q4-2021. Underground mine production of development material commenced in Q3-2020, and an expanded exploration program is in place targeting multiple highly prospective targets both at Juanicipio by the Joint Venture and by MAG at the Deer Trail 100% earn-in project in Utah.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov     LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free:(866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com